AVATAR HOLDINGS INC.

                                LOCK-UP AGREEMENT

                                JANUARY 23, 1998



CIBC Oppenheimer Corp.
SBC Warburg Dillon Read Inc.
c/o CIBC Oppenheimer Corp.
CIBC Oppenheimer Tower
World Financial Center
200 Liberty Street
39th Floor
New York, New York 10281

Ladies and Gentlemen:

         The undersigned understands that you, as underwriters (the "Underwriters"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Avatar Holdings Inc. (the "Company") providing for the offering (the "Public Offering") by the Underwriters, of $100,000,000 aggregate principal amount of the Company's Convertible Subordinated Notes due 2005, pursuant to the Company's Registration Statement on Form S-3 (No. 333-41923) which was filed with the Securities and Exchange Commission on December 10, 1997 (as amended, the "Registration Statement").

         In consideration of the Underwriters' agreement to purchase and make the Public Offering of the Notes, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for a period from the date of the Underwriting Agreement until 180 days thereafter (the "Lock-Up Period"), not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise any registration rights with respect to (collectively, a "Disposition"), any shares of common stock of the Company, par value $1.00 per share (the "Common Stock"), any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, "Securities"), now owned or hereafter acquired directly by the undersigned or with respect to which the undersigned has acquired or hereafter acquires the power of disposition, without the prior written consent of CIBC Oppenheimer Corp. The foregoing restriction is expressly agreed to preclude the holder of the Securities from engaging in any hedging or other transaction which is designed to or is reasonably expected to lead to or result in a Disposition of Securities during the Lock-Up Period even if such Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would


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include without limitation any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Securities or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Securities.

         This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

         Please confirm that the foregoing correctly sets forth the agreement among us.


                                             Very truly yours,

                                             /s/ Leon Levy
                                             -----------------------------
                                             (signature)
                                             Name: Leon Levy
                                             Address: One Sutton Place South
                                                      Apartment 3A
                                                      New York, NY  10022
Confirmed:

CIBC OPPENHEIMER CORP.
SBC WARBURG DILLON READ INC.

By CIBC Oppenheimer Corp.

By: /s/ J. T. Atkins
    ------------------------------
    Name: J. T. Atkins
    Title: Managing Director